82-34762

Antena 3

Director of the Legal Department

SUPPL

DATE: 12th January 2005

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

[redacted]

05005229

RE: SIGNIFICANT EVENT
Number of pages including this one: 3

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the significant event that has been filed before the Spanish National Securities Market Commission, in its English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

dlw 1/18

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

NOTIFICATION OF A SIGNIFICANT EVENT

Antena 3 de Televisión, S.A. and in its name and on its behalf Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

As already notified to the CNMV on 12th May 2004, the Shareholders' Ordinary General Meeting of the Company, held on such date, approved a three-year variable remuneration and fidelization plan for the managerial staff of Antena 3 Group.

To develop this resolution of the Meeting, and after having heard the opinion of the Appointments and Remunerations Committee and once the duly authorized administration bodies adopted the relevant resolutions, the first implementation of the plan has taken place. Such implementation is addressed to two groups of administrators and managers, who have been integrated in their relevant groups, each group having its homogeneous terms and conditions established.

Consequently, this first joint communication of the implementation of the remuneration system is made by the company itself on behalf of the beneficiaries.

The significant aspects related to the implementation of this plan are the following:

1.- Beneficiaries of the plan: a total of 33 beneficiaries belonging all of them to the two categories established in the plan, i.e.: managerial staff and professionals linked to Antena 3 Group through a work relationship or through the rendering of services (irrespective of whether they are Directors or not).

2.- Global amount of the plan: The implementation of the plan that is the subject matter of this communication affects 87.6% of the maximum possible incentive approved by the General Meeting, a percentage that is derived from adding:

a) 1.752% of the result obtained after multiplying by 11.6 the difference between EURO ONE HUNDRED AND TWENTY MILLION (€ 120,000,000) and the consolidated EBITDA of Antena 3 Group as at 31st December 2006, in accordance with the formulated and audited accounts.
The maximum approved by the Meeting for this item is 2%

b) 0.876% of the difference between EURO ONE THOUSAND THREE HUNDRED AND NINETY TWO MILLION (€ 1,392,000,000) and the average Stock Exchange

value of the Company in December 2006, with a maximum of EURO TWO THOUSAND MILLION (€ 2,000,000,000)
The maximum approved by the Meeting for this item is 1%.

3.- Methods for the implementation of the plan:

I.- Group with a mixed variable remuneration which includes cash payments and shares

- Number of beneficiaries: 14
- Global amount of the incentive: 76% of the already mentioned 87.6%
- Method of payment: 30% cash and the remaining 70% in shares of the company, in accordance with the terms and conditions agreed in the resolution of the Meeting
- Term: from 29th December 2004 to 10th July 2009

II- Group with a cash variable remuneration

- Number of beneficiaries: 19
- Global amount of the incentive: the remaining 11.6%
- Method of payment: cash
- Term: from 29th December 2004 to 10th July 2007

San Sebastián de los Reyes (Madrid), 4th January 2005.